Exhibit (a)(61)

Posted to iBasis, Inc. website on December 10, 2009

Update on KPN Tender Offer

On December 9, 2009, KPN B.V. (KPN) announced that it has extended its cash tender offer to acquire all the outstanding shares of common stock of iBasis, Inc., not otherwise held by KPN.

The depositary for the tender offer has informed KPN that, as of midnight on December 8, 2009, approximately 23,112,954 shares have been tendered in and not withdrawn from the tender offer (including 1,158,522 shares tendered pursuant to a notice of guaranteed delivery). Together with the 40,121,074 shares already owned by KPN, this represents approximately 88.8% of the shares outstanding immediately prior to the expiration of the tender offer. It also represents approximately 72.0% of the shares outstanding immediately prior to the expiration of the tender offer, excluding shares owned by KPN, its affiliates and the directors and officers of KPN, its affiliates and iBasis.

The tender offer will now expire at midnight, New York City time, on December 18, 2009, unless further extended. All other terms and conditions of the tender offer, including the best and final offer price of $3.00 per share, remain unchanged. KPN currently owns a stake of approximately 56.3% in iBasis.

Investors may contact KPN’s information agent, Okapi Partners LLC, Bruce Goldfarb / Pat McHugh / Steve Balet 1-877-869-0171 / 212-297-0720, for more information regarding KPN’s tender offer.